Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-262317 and 333-282373

Prospectus Supplement

To Prospectus dated September 27, 2024

United Mexican States

U.S.$2,000,000,000 6.000% Global Notes due 2030

U.S.$4,000,000,000 6.875% Global Notes due 2037

U.S.$2,500,000,000 7.375% Global Notes due 2055

The 6.000% Global Notes due 2030 (the “2030 notes”) will mature on May 13, 2030. The 6.875% Global Notes due 2037 (the “2037 notes”) will mature on May 13, 2037. The 7.375% Global Notes due 2055 (the “2055 notes”) will mature on May 13, 2055. We refer to the 2030 notes, the 2037 notes and the 2055 notes collectively as the “notes.” Mexico will pay interest on the notes on May 13 and November 13 of each year, commencing May 13, 2025. Mexico may redeem the notes, in whole or in part, before maturity on the terms described herein. The notes will not be entitled to the benefit of any sinking or similar fund. The offering of each series of notes pursuant to this prospectus supplement is independent of each offering of the other series of notes, and they are not conditioned on each other.

The notes will be issued under an indenture, and each of the 2030 notes, the 2037 notes and the 2055 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 16 of the corresponding prospectus dated September 27, 2024, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange (the “Euro MTF”). No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

The Euro MTF is not a regulated market for the purposes of Directive 2014/65/EU on markets in financial instruments (as amended, “MiFID II”) or Regulation (EU) No 600/2014 as it forms part of United Kingdom (“UK”) domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) (“UK MiFIR”).

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification.

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors that qualify as accredited or institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational and statistical purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discount		Proceeds to Mexico, before expenses(1)
Per 2030 note		99.453%		0.150%		99.303%
Total for the 2030 notes	U.S.$	1,989,060,000	U.S.$	3,000,000	U.S.$	1,986,060,000
Per 2037 note		99.594%		0.170%		99.424%
Total for the 2037 notes	U.S.$	3,983,760,000	U.S.$	6,800,000	U.S.$	3,976,960,000
Per 2055 note		99.618%		0.190%		99.428%
Total for the 2055 notes	U.S.$	2,490,450,000	U.S.$	4,750,000	U.S.$	2,485,700,000

(1)	Plus accrued interest, if any, from January 13, 2025 to the date of settlement, which is expected to be January 13, 2025.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”) against payment on or about January 13, 2025.

Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

Joint Bookrunners

BofA Securities   Goldman Sachs & Co. LLC   J.P. Morgan   Scotiabank   SMBC Nikko

January 6, 2025

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the corresponding prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the corresponding prospectus dated September 27, 2024, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the corresponding prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the corresponding prospectus is current only as of the dates of this prospectus supplement and the corresponding prospectus, respectively.

Mexico is furnishing this prospectus supplement and the corresponding prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the corresponding prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the corresponding prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the corresponding prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than the United States of America. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Austria, Belgium, Brazil, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the corresponding prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices, measures restricting exports and imports, a prevailing global inflationary environment and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners or restrictions on trade could lead to fewer exports and availability of foreign currencies to service debt. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, including portfolio investment in particular.

•

Adverse domestic factors, such as the implementation of legislation impacting foreign investment, domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease, such as the coronavirus pandemic.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the corresponding prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Issue Date	January 13, 2025

Specified Currency	U.S. dollars (U.S.$)

Authorized Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream.

Regular Record Date	Close of business on the Business Day preceding the applicable Interest Payment Date

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

2030 notes:

Aggregate Principal Amount	U.S.$2,000,000,000

Issue Price	99.453%, plus accrued interest, if any, from January 13, 2025

Maturity Date	May 13, 2030

Interest Rate	6.000% per annum, accruing from January 13, 2025

Interest Payment Date	Semi-annually on May 13 and November 13 of each year, commencing on May 13, 2025

Optional Redemption

Prior to April 13, 2030 (one month prior to their maturity date) (the “2030 notes Par Call Date”), Mexico may redeem the 2030 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2030 notes matured on the 2030 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2030 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2030 notes Par Call Date, Mexico may redeem the 2030 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2030 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2030 notes.”

2037 notes:

Aggregate Principal Amount	U.S.$4,000,000,000

Issue Price	99.594%, plus accrued interest, if any, from January 13, 2025

Maturity Date	May 13, 2037

Interest Rate	6.875% per annum, accruing from January 13, 2025

Interest Payment Date	Semi-annually on May 13 and November 13 of each year, commencing on May 13, 2025

Optional Redemption

Prior to February 13, 2037 (three months prior to their maturity date) (the “2037 notes Par Call Date”), Mexico may redeem the 2037 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2037 notes matured on the 2037 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2037 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2037 notes Par Call Date, Mexico may redeem the 2037 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2037 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2037 notes.”

2055 notes:

Aggregate Principal Amount	U.S.$2,500,000,000

Issue Price	99.618%, plus accrued interest, if any, from January 13, 2025

Maturity Date	May 13, 2055

Interest Rate	7.375% per annum, accruing from January 13, 2025

Interest Payment Date	Semi-annually on May 13 and November 13 of each year, commencing on May 13, 2025

Optional Redemption

Prior to November 13, 2054 (six months prior to their maturity date) (the “2055 notes Par Call Date”), Mexico may redeem the 2055 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2055 notes matured on the 2055 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2055 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2055 notes Par Call Date, Mexico may redeem the 2055 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2055 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2055 notes.”

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Use of Proceeds	Mexico intends to use the net proceeds from the sale of the notes for the general purposes of the Government of Mexico. For further information, see “Use of Proceeds.”

Underwriters	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes. The Euro MTF Market is not a regulated market for the purposes of MiFID II or UK MiFIR. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Luxembourg Stock Exchange Legal Entity Identifier	254900EGTWEU67VP6075

Securities Codes

2030 notes:	ISIN: US91087BBB53 CUSIP: 91087BBB5

2037 notes:	ISIN: US91087BBC37 CUSIP: 91087BBC3

2055 notes:	ISIN: US91087BBD10 CUSIP: 91087BBD1

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. Under Mexican law, Mexico is not required to make any such withholding or deduction. For further information, see “Description of the Securities—Additional Amounts” in the corresponding prospectus.

Taxation	Payments of principal or interest under the 2030 notes, the 2037 notes and the 2055 notes made to holders of such notes that are non-resident of Mexico for tax purposes will not be subject to Mexican withholding or similar taxes.

Further Issues	Mexico may from time to time, without the consent of holders of each series of notes, as the case may be, increase the size of the issue of the notes, or issue additional notes of such series having the same terms and conditions as the notes of such series in all respects, except for the issue date, issue price and first payment on those additional notes. Additional notes issued in this manner will be consolidated and form a single series with the previously outstanding notes of such series. Any additional notes subsequently issued that for U.S. federal income tax purposes (i) are not issued pursuant to a “qualified reopening” of the notes, (ii) are not treated as part of the same “issue” as the notes, and (iii) are not issued with less than de minimis amount of original issue discount shall have a separate CUSIP, ISIN, common code or other identifying number from the previously outstanding notes of such series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the laws of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 16 of the corresponding prospectus dated September 27, 2024.

Stabilization	In connection with the issuance of each series of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of each series of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RISK FACTORS

The following risk factors supplement the information contained under “Risk Factors” in the corresponding prospectus. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness was downgraded in the spring of 2020 by each of the three major credit rating agencies. On July 8, 2022, Moody’s downgraded its rating to Baa2 from Baa1 and revised its outlook to stable, on July 18, 2024, Fitch affirmed its BBB- rating with a stable outlook, on November 14, 2024, Moody’s affirmed its Baa2 rating and revised its outlook to negative, and on December 13, 2024, S&P affirmed its BBB rating and revised its outlook to stable.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies may also downgrade the credit ratings of Petróleos Mexicanos (PEMEX), a public company of Mexico (empresa pública del estado), as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

Geopolitical developments, such as the ongoing conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on Mexico’s economy and its ability to raise funding in the external debt markets in the future.

The Russia-Ukraine conflict contributed to the upward pressure on global prices for certain commodities, including oil and gas and grains, and affected conditions in the international capital markets. The effects of the Russia-Ukraine conflict could materially affect the prices of certain commodities critical to the performance of the Mexican economy. Further, while the full extent of the impact of the conflict in the Middle East remains to be seen as of the date of this prospectus supplement, the effects of these ongoing conflicts could result in economic uncertainty and upward inflationary pressure, and, as a result, negatively affect the performance of the Mexican economy or Mexico’s ability to raise funding in the external debt markets in the future.

The Mexican Congress could implement legal and constitutional reforms which, if effected, could impact Mexico’s macroeconomic, political, regulatory or social conditions.

The current Mexican Government administration has announced its intention to discuss and/or approve wide-ranging constitutional reforms. As of the date of this prospectus supplement, adopted reforms include (i) significant modifications to the Mexican judicial system, including the election of judges, federal magistrates and supreme court justices by popular vote, (ii) the streamlining of government institutions through the elimination of autonomous governmental bodies, such as the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos), the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”), the National Institute of Transparency, Access to Information and Protection of Private Data (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, or “INAI”), the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”), the National Council for Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social, or “Coneval”) and the Federal Commission for Economic Competition (Comisión Federal de Competencia Económica, or “COFECE”) and (iii) the transfer of the National Guard (Guardia Nacional) to the Ministry of Defense (Secretaría de Defensa).

While the nature of any future legal or constitutional reforms or whether any future legal or constitutional reforms will be ultimately presented or approved cannot be predicted as of the date of this prospectus supplement, the approval of any future legal or constitutional reform could negatively affect the performance of the Mexican economy or Mexico’s ability to raise funding in the external debt markets in the future.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$8,448,390,000, after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$330,000. Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, as amended by a first supplemental indenture, dated January 24, 2022, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes, the indenture and the first supplemental indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the corresponding prospectus, the indenture, the first supplemental indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2030 notes

The 2030 notes will:

•	be issued on or about January 13, 2025 in an aggregate principal amount of U.S.$2,000,000,000;

•	mature on May 13, 2030;

•

bear interest at a rate of 6.000% per year, commencing on January 13, 2025 until the principal is repaid in full. Interest on the 2030 notes will be payable semi-annually on May 13 and November 13 of each year, commencing on May 13, 2025;

•	pay interest to the persons in whose names the 2030 notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the 2030 notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2030 Notes”;

•	not be repayable at the option of the holder before maturity;

•

contain “collective action clauses” under which Mexico may amend certain key terms of the 2030 notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the 2030 notes; and

•	will be redeemed at par at maturity.

Terms of the 2037 notes

The 2037 notes will:

•	be issued on or about January 13, 2025 in an aggregate principal amount of U.S.$4,000,000,000;

•	mature on May 13, 2037;

•

bear interest at a rate of 6.875% per year, commencing on January 13, 2025 until the principal is repaid in full. Interest on the 2037 notes will be payable semi-annually on May 13 and November 13 of each year, commencing on May 13, 2025;

•	pay interest to the persons in whose names the 2037 notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the 2037 notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2037 Notes”;

•	not be repayable at the option of the holder before maturity;

•

contain “collective action clauses” under which Mexico may amend certain key terms of the 2037 notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the 2037 notes; and

•	will be redeemed at par at maturity.

Terms of the 2055 notes

The 2055 notes will:

•	be issued on or about January 13, 2025 in an aggregate principal amount of U.S.$2,500,000,000;

•	mature on May 13, 2055;

•

bear interest at a rate of 7.375% per year, commencing on January 13, 2025 until the principal is repaid in full. Interest on the 2055 notes will be payable semi-annually on May 13 and November 13 of each year, commencing on May 13, 2025;

•	pay interest to the persons in whose names the 2055 notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the 2055 notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2055 Notes”;

•	not be repayable at the option of the holder before maturity;

•

contain “collective action clauses” under which Mexico may amend certain key terms of the 2055 notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the 2055 notes; and

•	will be redeemed at par at maturity.

Optional Redemption – 2030 notes

Prior to April 13, 2030 (one month prior to their maturity date) (the “2030 notes Par Call Date”), Mexico may redeem the 2030 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2030 notes matured on the 2030 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2030 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2030 notes Par Call Date, Mexico may redeem the 2030 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2030 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2030 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the 2030 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2030 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2030 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2030 notes Par Call Date, one with a maturity date preceding the 2030 notes Par Call Date and one with a maturity date following the 2030 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2030 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2030 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2030 notes to be redeemed.

In the case of a partial redemption, selection of the 2030 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2030 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2030 note is to be redeemed in part only, the notice of redemption that relates to the 2030 note will state the portion of the principal amount of the 2030 note to be redeemed. A new 2030 note in a principal amount equal to the unredeemed portion of the 2030 note will be issued in the name of the holder of the 2030 note upon surrender for cancellation of the original 2030 note. For so long as the 2030 notes are held by DTC (or another depositary), the redemption of the 2030 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2030 notes or portions thereof called for redemption.

Optional Redemption – 2037 notes

Prior to February 13, 2037 (three months prior to their maturity date) (the “2037 notes Par Call Date”), Mexico may redeem the 2037 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2037 notes matured on the 2037 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2037 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2037 notes Par Call Date, Mexico may redeem the 2037 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2037 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2037 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the 2037 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2037 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2037 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2037 notes Par Call Date, one with a maturity date preceding the 2037 notes Par Call Date and one with a maturity date following the 2037 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2037 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2037 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2037 notes to be redeemed.

In the case of a partial redemption, selection of the 2037 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2037 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2037 note is to be redeemed in part only, the notice of redemption that relates to the 2037 note will state the portion of the principal amount of the 2037 note to be redeemed. A new 2037 note in a principal amount equal to the unredeemed portion of the 2037 note will be issued in the name of the holder of the 2037 note upon surrender for cancellation of the original 2037 note. For so long as the 2037 notes are held by DTC (or another depositary), the redemption of the 2037 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2037 notes or portions thereof called for redemption.

Optional Redemption – 2055 notes

Prior to November 13, 2054 (six months prior to their maturity date) (the “2055 notes Par Call Date”), Mexico may redeem the 2055 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2055 notes matured on the 2055 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2055 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2055 notes Par Call Date, Mexico may redeem the 2055 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2055 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2055 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the 2055 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2055 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2055 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2055 notes Par Call Date, one with a maturity date preceding the 2055 notes Par Call Date and one with a maturity date following the 2055 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2055 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2055 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2055 notes to be redeemed.

In the case of a partial redemption, selection of the 2055 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2055 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2055 note is to be redeemed in part only, the notice of redemption that relates to the 2055 note will state the portion of the principal amount of the 2055 note to be redeemed. A new 2055 note in a principal amount equal to the unredeemed portion of the 2055 note will be issued in the name of the holder of the 2055 note upon surrender for cancellation of the original 2055 note. For so long as the 2055 notes are held by DTC (or another depositary), the redemption of the 2055 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2055 notes or portions thereof called for redemption.

TAXATION

United States Federal Taxation

For a summary of the U.S. federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—United States Federal Taxation” in the corresponding prospectus.

Mexican Taxation

For a summary of the Mexican federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—Mexican Taxation” in the corresponding prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2023 (the 2023 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2023 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

On October 1, 2024, Claudia Sheinbaum officially took office as Mexico’s President.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Party Representation in Congress (1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	66	51.6	253	50.6
National Action Party	21	16.4	71	14.2
Institutional Revolutionary Party	14	10.9	37	7.4
Citizen Movement Party	5	3.9	27	5.4
Ecological Green Party of Mexico	14	10.9	62	12.4
Labor Party	6	4.7	49	9.8
Unaffiliated	2	1.6	1	0.2
Total	128	100.0%	500	100.0%

Note:	Percentages may not total due to rounding. Individual members of Congress may change party affiliations.
(1)	As of January 3, 2025.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

On September 30, 2024, a decree was published in the Official Gazette amending the Constitutión Política de los Estados Unidos Mexicanos (Political Constitution of Mexico, or Constitution) incorporating the Guardia Nacional (National Guard) into the Secretaría de la Defensa Nacional (Ministry of National Defense). The National Guard will be a permanent, professional public security force, comprised of military and naval personnel with police training, whose purpose is to implement the national public security strategy within its jurisdiction.

On October 14, 2024, a decree was published in the Official Gazette amending the Ley General de Instituciones y Procedimientos Electorales (General Law of Electoral Institutions and Procedures), establishing that the Instituto Nacional Electoral (National Electoral Institute, or INE) will guarantee the holding of periodic elections to renew members of the Judicial Branch. Pursuant to the amended law, members of the Judicial Branch shall be elected by the relative majority and direct vote of the citizenship in accordance with the principles, procedures, requirements, and time limits established by the Constitution. Elections for judges, magistrates and ministers will be held on June 1, 2025.

On October 15, 2024, a decree was published in the Official Gazette amending the Ley General del Sistema de Medios de Impugnación en Materia Electoral (General Law of the System of Electoral Appeals), to set forth the subject matter of the electoral jurisdictional procedure for Judicial Branch electoral candidates, to maintain the balance and equality of circumstances during the electoral contest.

On October 30, 2024, a decree was published in the Official Gazette amending the Political Constitution of Mexico to allow the Government to resume passenger service on freight railroad tracks.

On October 31, 2024, two decrees were published in the Official Gazette amending the Political Constitution of Mexico. The amendments include: (1) changing the legal nature of state-owned productive companies to public companies, and (2) making any constitutional controversies or actions of unconstitutionality aimed at challenging additions or amendments to the Constitution inadmissible. Congress has 180 calendar days from the date the amendments come into effect to make the necessary adjustments to the corresponding secondary laws.

On November 28, 2024, a decree was published in the Official Gazette amending the Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Administration), modifying the name of the Secretaría de la Función Pública (Ministry of Public Administration) to “Secretaría Anticorrupción y Buen Gobierno” (Ministry of Anti-Corruption and Good Governance). Additionally, the decree created the following ministries and agencies: (i) Secretaría de Ciencia, Humanidades, Tecnología e Innovación (Ministry for Science, Humanities, Technology and Innovation) formerly the Consejo Nacional de Humanidades, Ciencias y Tecnologías (National Council for Humanities, Science and Technology), (ii) Secretaría de las Mujeres (Ministry for Women), and (iii) Agencia de Transformación Digital y Telecomunicaciones (Digital Transformation and Telecommunications Agency).

On December 2, 2024, a decree was published in the Official Gazette amending the Political Constitution of Mexico, recognizing the constitutional right to adequate housing, and establishing the obligation of the Government and the federal entities to guarantee the payment of (i) a non-contributory pension to persons with permanent disabilities under the age of 65 and (ii) a non-contributory old-age pension to persons over the age of 65.

On December 19, 2024, a decree was published in the Official Gazette amending the Ley Federal del Trabajo (Federal Labor Law) to provide workers with the right to adequate seating and rest areas during the working day and prohibit employers from requiring workers to stand throughout the working day, except as necessary for specific safety or functional reasons.

On December 20, 2024, a decree was published in the Official Gazette amending the Political Constitution of Mexico to simplify the functions of the public administration, transferring the responsibilities of seven autonomous constitutional bodies to certain ministries as follows: (i) Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI) to the Ministry of Anti-Corruption and Good Governance; (ii) Consejo Nacional de Evaluación de la Política de Desarrollo Social (National Council for the Evaluation of Social Development Policy, or CONEVAL) to the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI); (iii) Comisión Federal de Competencia Económica (Federal Commission for Economic Competition, or COFECE) to the Secretaría de Economia (Ministry of Economy) as an órgano descentralizado (decentralized entity); (iv) Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute) to the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation, or SICT) as a decentralized entity; (v) Comisión Nacional para la Mejora Continua de la Educación (National Commission for the Continuous Improvement of Education) to the Secretaría de Educación Pública (Ministry of Public Education); (vi) Comisión Reguladora de Energía (Energy Regulatory Commission, or CRE) to the Secretaría de Energía (Ministry of Energy, or SENER), and (vii) Comisión Nacional Hidrocarburos (National Hydrocarbons Commission, or CNH) to the Ministry of Energy.

On December 20, 2024, a decree issuing the Ley Orgánica del Poder Judicial de la Federación (Organic Law of the Judicial Branch of the Federation) was published in the Official Gazette. The decree establishes a new organizational structure for the Judicial Branch, providing new functions to guarantee effective access to prompt and expeditious justice. Some of the modifications include: 1) the functions of the Consejo de la Judicatura Federal (Federal Judiciary Council) will be distributed between the Judicial Administration Body and the Judicial Disciplinary Court; 2) the Judicial Disciplinary Court will be in charge of the discipline and supervision of judges and magistrates; 3) the number of members of the Supreme Court will be reduced from eleven to nine, the years in which they will serve in office will be reduced from 15 to 12 years and they will not be able to be re-elected for a new period; 4) persons who have held the position of minister may not, within two years following the date of their retirement, act as lawyers or representatives in any process before the bodies of the Judicial Branch; 5) the newly-created National Judicial Training School will have technical and management autonomy and will be responsible for designing and implementing the training, evaluation, certification and updating processes of the judicial and administrative career personnel of the Judicial Branch, its auxiliary bodies and public defenders’ offices and, where appropriate, the staff of the local Judicial Branches, prosecutor’s offices, human rights protection organizations, public security institutions and the general public; and 6) the establishment of sanctions for administrative offenses, the suspension of employment, position or commission, and the dismissal or disqualification from office (from one to 10 years).

On December 31, 2024, a decree was published in the Official Gazette amending the Political Constitution of Mexico as it relates to public safety. The amendment establishes that (1) the investigation of crimes is the responsibility of the Public Prosecutor’s Office, the Secretaría de Seguridad y Protección Ciudadana (Ministry of Security and Citizen Protection, or SSPC), the National Guard and the police; (2) the SSPC will formulate, coordinate and direct the National Public Security Strategy, including the respective programs, policies and actions; and (3) the role of the Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública (Executive Secretariat of the National Public Security System) is strengthened to carry out the necessary actions to achieve uniform standards and criteria to improve coordination among the three levels of government.

Civil and Regulatory Procedures

On September 19, 2024, the Ministry of Economy announced that as part of its efforts to ensure legal certainty and combat corruption in the enforcement of the Normas Oficiales Mexicanas (Mexican Official Standards, or NOM), it temporarily suspended the license of Mexicana de Acreditación, A.C. (MAAC), the civil association in charge of the accreditation of organizations that evaluate compliance with the NOM, due to its violation of the Ley de Infraestructura de la Calidad (Quality Infrastructure Law). The suspension aims to ensure that the accreditation activities of the Organismos de Evaluación de la Conformidad (Conformity Assessment Bodies) are carried out in strict compliance with the current legal framework, providing legal certainty to users and members of the Sistema Nacional de Infraestructura de Calidad (National Quality Infrastructure System).

Internal Security

On September 30, 2024, the Secretaría de Marina (Ministry of Navy) announced the Política Nacional Marítima (National Maritime Policy), which details the Government’s plans with respect to maritime matters through 2045, including: (1) ensuring the sovereignty and maritime security of Mexico; (2) strengthening the national port system to guarantee the effective operation and sustainable logistical connectivity in the exchange of goods and services at port interfaces, in accordance with Mexico’s port decarbonization strategy; (3) supporting the expansion of national and international maritime trade; (4) strengthening the national merchant marine to ensure its integration with other modes of transportation; (5) preserving security, protection, and operability conditions for the sustainable development of the marine environment, marine and coastal ecosystems, biodiversity, and ecosystem services, and (6) safeguarding the population’s right to health, social economy, and a healthy environment, including consumer protections and measures to combat illicit markets, particularly in fuels and contraband, to restrict the importation of goods used to alter or adulterate petroleum and hydrocarbons.

Human Rights

On November 22, 2024, the UN General Assembly’s Sixth Committee (Legal Affairs) approved a resolution, led by Mexico and Gambia, with the co-sponsorship of 99 countries, calling for a plenipotentiary conference for the negotiation of a convention on crimes against humanity to be held in 2028, with the possibility of extending its mandate until 2029.

Foreign Affairs, International Organizations and International Economic Cooperation

On September 6, 2024, Mexico attended the second meeting of the Mexico-China Working Group on Precursor Chemicals, which aimed to further advance bilateral cooperation efforts in the control and detection of precursor chemicals and other substances used in the illicit manufacturing of drugs. The Chinese delegation also held a working meeting at the Agencia de Investigación Criminal (Criminal Investigation Agency, or AIC) of the Fiscalía General de la República (Attorney General’s Office) to explore areas of bilateral cooperation in the investigation of transnational organized crime.

On September 22, 2024, Mexico attended the Summit of the Future at the 79th session of the United Nations General Assembly (UNGA), which aims to analyze the multilateral system and propose concrete actions to address the most pressing current and emerging international challenges. At the summit, the Pact for the Future and its two annexes, the Global Digital Pact and the Declaration on Future Generations, were adopted. Further, during the summit, Mexico highlighted three key contributions of the Pact for the Future: (1) the urgency of a nuclear-weapon-free world during a time of high military tensions; (2) the critical need for financing for development; and (3) the need to reform multilateral governance. Additionally, during the 79th session of the UNGA (i) on September 24, 2024, Mexico organized, as annual coordinator, the 26th MIKTA (Mexico, Indonesia, Republic of Korea, Turkey and Australia) Foreign Ministers’ Meeting, and (ii) on September 25, 2024, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) participated in the United Nations Security Council open debate on “Leadership for Peace” and the second G20 Foreign Ministers’ Meeting.

On September 27, 2024, Mexico received from Cuba the ratification of the Convenio Constitutivo de la Agencia Latinoamericana y Caribeña del Espacio (Constitutive Agreement Establishing the Latin American and Caribbean Space Agency), which formally establishes an agency to coordinate space cooperation and promote regional development. On October 25, 2024, this constitutive agreement was published in the Official Gazette, entering into force on October 27, 2024.

On October 23, 2024, Mexico, Canada and the United States published the Iniciativa de América del Norte para la Preparación ante Pandemias en Animales y Humanos (North American Initiative for the Preparedness for Pandemics in Animals and Humans, or NAPAHPI), which includes a broad range of public health threats and adopts a “One Health” approach that recognizes the interdependencies between human, animal, and environmental health. The NAPAHPI will promote North American cooperation and enhance collective capacity to mitigate, prepare for, respond to, and recover from public health threats.

On November 14, 2024, Mexico, Canada, and the United States held the 8th North American Drug Dialogue (NADD), to enhance trilateral cooperation to better understand and respond to the challenges posed by the involvement of transnational organized crime in the production and trafficking of illicit drugs and their impact on public health.

During the 29th United Nations Climate Change conference (COP29), held from November 11 to 22, 2024, Mexico reinforced its commitment to achieving net-zero emissions by 2050 and emphasized the importance of collective action to mitigate the adverse effects of climate change. A key outcome of the COP29 was the approval of the New Collective Quantified Goal (NCQG), under which developed nations agreed to triple annual climate financing to U.S.$300 billion by 2035, significantly enhancing financial support for mitigation and adaptation initiatives.

On November 28, 2024, Mexico presided the annual General Conference of the Organismo para la Proscripción de las Armas Nucleares en América Latina y el Caribe (Agency for the Prohibition of Nuclear Weapons in Latin America and the Caribbean, or OPANAL), during which several states highlighted their concerns about explicit or veiled threats of the possible use of nuclear weapons. Mexico emphasized that any use or threat of use of nuclear weapons by any entity and under any circumstances is contrary to international law, including the United Nations Charter, as well as the principles and norms of international humanitarian law.

Environment

On September 27, 2024, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or Semarnat), the German Embassy in Mexico and the German Agency for Technical Cooperation (GIZ) presented the Digital Platform for International Projects and Commitments in the Environmental Sector, which provides comprehensive information on bilateral, regional, and multilateral projects in which the environmental sector participates with international financial resources and cooperation.

On October 8, 2024, representatives of the Ministry of Environment and Natural Resources participated in the 7th United Nations High-Level Forum on Geospatial Information, emphasizing the importance of having tools that allow for the timely prevention of environmental impacts and increase resilience and environmental protection.

On October 30, 2024, during the 2024 United Nations Biodiversity Conference of the Parties (COP16), Mexico announced the launch of MEx30x30: Conservando la biodiversidad mexicana a través de las comunidades y sus áreas naturales protegidas (MEx30x30: Conserving Mexican biodiversity through communities and their protected natural areas). MEx30x30 promotes international and national efforts that are essential for the preservation of Mexico’s nature and culture and is aligned with the 48 goals of the National Biodiversity Strategy. The presentation of Mex30x30 at COP16 reaffirms Mexico’s commitment to biodiversity conservation and sustainable development for future generations.

On November 9, 2024, Mexico and the United States entered into the “Measures to Improve the Reliability and Predictability of Río Bravo River Water Deliveries for the Benefit of Mexico and the United States” agreement, which intends to strengthen bilateral cooperation on critical issues such as water supply, the environment, and water conservation and quality in the Río Bravo. The agreement aims to: (1) grant greater reliability and predictability in water allocations to users in both countries; (2) establish working groups on projects, new water sources and the environment; and (3) improve water quality in the Río Bravo basin.

On November 21, 2024, the Comisión Nacional del Agua (National Water Commission) announced the Plan Hídrico 2024-2030 (Water Plan 2024-2030). The plan consists of four guiding principles: (1) water policy and national sovereignty; (2) justice and access to water; (3) environmental impact mitigation and climate change adaptation; and (4) integral and transparent management. On November 25, 2024, Mexico, the National Water Commission and national water users signed the Acuerdo Nacional por el Derecho Humano al Agua y la Sustentabilidad (National Agreement for the Human Right to Water and Sustainability), which aims to guarantee the human right to water in sufficient quantity and quality, ensure the sustainability of resources and promote proper water management in all its uses, as well as to contribute to food security and national development by coordinating efforts among the federal government, state governments, municipalities, and territorial districts, as well as representatives from the agricultural, livestock, industrial, social, and academic sectors.

On December 19, 2024, the National Agreement for the Human Right to Water and Sustainability was published in the Official Gazette, with the goal of addressing water stress through ten general commitments: (i) guarantee the human right to water in sufficient quantity and quality; (ii) achieve efficient water usage in industrial, agricultural, and livestock activities; (iii) government investment in infrastructure; (iv) foster collaboration between the public, private, and social sectors to carry out improvement actions in local environments; (v) implement effective, organized, and sustainable management of concessions; (vi) develop a program for the digitalization and simplification of procedures; (vii) promote technological innovation for water treatment, reuse, and purification, including biotechnology and green infrastructure; (viii) carry out adaptation and mitigation measures against the effects of climate change, including reforestation and environmental restoration; (ix) prevent pollution of rivers and bodies of water, as well as contribute to their restoration and sanitation, and (x) implement an ongoing campaign to raise awareness, conserve and reuse water.

On December 9, 2024, the Ministry of Foreign Affairs attended the hearings held by the International Court of Justice (ICJ) regarding the request for an advisory opinion on the obligations of States in relation to climate change. Mexico reaffirmed its commitment to climate action, promoting legal, financial and international cooperation frameworks and emphasizing the need for unified global action based on the principles of equity, justice and sustainability.

THE ECONOMY

General

During the third quarter of 2024, economic activity in Mexico grew at a faster rate than the previous three quarters, reflecting the positive performance of the three major sectors of economic activity, particularly the agriculture sector. During the same period of 2024, the national unemployment rate remained at historically low levels, although employment growth continued to decelerate significantly. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2023 Form 18-K.

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP increased by 1.6% during the third quarter of 2024 compared to the third quarter of 2023, reflecting greater dynamism of agricultural and industrial activity, mainly attributed to an improved performance in manufacturing and utilities. As for the services sector, while the subsectors continued to perform heterogeneously, the expansion of the sector as a whole was mainly driven by growth in professional services. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2023 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Real GDP and Expenditures (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2023	2024(3)
GDP	Ps.25,149.3	Ps.25,563.6
Add: Imports of goods and services	11,481.4	11,919.3

Total supply of goods and services	36,630.7	37,482.9
Less: Exports of goods and services	9,347.4	10,093.0

Total goods and services available for domestic expenditure	Ps.27,283.3	Ps.27,389.9
Allocation of total goods and services:
Private consumption	17,808.3	18,338.8
Public consumption	2,739.0	2,789.3

Total consumption	20,547.3	21,128.0

Total gross fixed investment	6,242.6	6,323.5

Changes in inventory	23.5	17.0

Total domestic expenditures	Ps.26,813.4	Ps.27,468.6

Errors and Omissions	469.9	(78.7)

Note:	Numbers may not total due to rounding.
(1)	Constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Real GDP and Expenditures (As a Percentage of Total GDP)

	Third quarter
	2023	2024
GDP	100.0%	100.0%
Add: Imports of goods and services	45.7	46.6

Total supply of goods and services	145.7	146.6
Less: Exports of goods and services	37.2	39.5

Total goods and services available for domestic expenditures	108.5%	107.1%
Allocation of total goods and services:
Private consumption	70.8%	71.7%
Public consumption	10.9	10.9

Total consumption	81.7	82.6
Total gross fixed investment	24.8	24.7
Changes in inventory	0.1	0.1

Total domestic expenditures	106.6%	107.5%

Errors and Omissions	1.9%	(0.3)%

Note:	Percentages may not total due to rounding.
(1)	Preliminary figures.

Source: INEGI.

Real GDP by Sector (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2023		2024(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	727.2	Ps.	757.1
Secondary Activities:
Mining		946.9		915.1
Utilities		342.0		349.2
Construction		1,570.4		1,579.1
Manufacturing		5,251.7		5,309.0
Tertiary Activities:
Wholesale and retail trade		4,954.5		5,011.7
Transportation and warehousing		1,815.5		1,899.6
Information		449.9		453.8
Finance and insurance		1,002.7		1,031.4
Real estate, rental and leasing		2,381.3		2,414.3
Professional, scientific and technical services		506.8		576.5
Management of companies and enterprises		150.5		151.0
Support for business		234.3		224.7
Education services		875.6		893.9
Health care and social assistance		592.2		616.7
Arts, entertainment and recreation		124.3		130.7
Accommodation and food services		577.9		559.2
Other services (except public administration)		451.8		462.0
Public administration		814.3		836.2

Gross value added at basic values		23,769.9		24,171.2
Taxes on products, net of subsidies		1,379.5		1,392.4

GDP	Ps.	25,149.3	Ps.	25,563.6

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2023	2024(2)
GDP (real pesos)	3.5%	1.6%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	0.3	4.1
Secondary Activities:
Mining	(1.0)	(3.4)
Utilities	(2.3)	2.1
Construction	22.1	0.6
Manufacturing	0.7	1.1
Tertiary Activities:
Wholesale and retail trade	4.1	1.2
Transportation and warehousing	1.9	4.6
Information	13.2	0.9
Finance and insurance	9.3	2.9
Real estate, rental and leasing	2.4	1.4
Professional, scientific and technical services	9.7	13.7
Management of companies and enterprises	(5.9)	0.3
Administrative support, waste management and remediation services	2.2	(4.1)
Education services	0.8	2.1
Health care and social assistance	1.2	4.1
Arts, entertainment and recreation	2.7	5.1
Accommodation and food services	3.1	(3.2)
Other services (except public administration)	3.4	2.2
Public administration	(0.2)	2.7

Note:	Percentages may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (Open Unemployment Rate) figures, Mexico’s unemployment rate was 2.5% as of October 31, 2024, a 0.1 percentage point decrease from the rate as of December 31, 2023. As of October 31, 2024, the economically active population in Mexico (fifteen years of age and older) was 60.2 million. As of January 1, 2025, the minimum wages were Ps. 419.88 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 278.80 per day for the rest of Mexico, an increase of 12.0% each, from the applicable minimum wages in effect from January 1, 2024 to December 31, 2024. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2023 Form 18-K.

On May 1, 2024, the Decreto del Fondo de Pensiones para el Bienestar (Pension Fund for Welfare Decree) was published in the Official Gazette. The purpose of the Pension Fund is to supplement the pensions granted by the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Social Services of Government Workers, or ISSSTE), ensuring that workers who are at least 65 years of age have a minimum monthly pension of Ps. 16,777.68, which will be updated every January 1 in accordance with the estimated inflation for the corresponding year.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2018 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2023			2024(2)
Food	Ps.	965.9	0.1%	Ps.	968.0	0.2%
Beverage and tobacco products		259.6	(6.3)		262.4	1.1
Textile mills		28.6	(9.1)		27.7	(3.1)
Textile product mills		17.4	(2.9)		16.4	(5.6)
Apparel		59.9	(7.6)		55.6	(7.2)
Leather and allied products		31.6	(2.4)		26.8	(15.3)
Wood products		35.2	(9.4)		34.1	(3.1)
Paper		103.4	(7.2)		101.6	(1.7)
Printing and related support activities		25.7	(0.8)		25.0	(2.7)
Petroleum and coal products		202.3	(1.4)		233.8	15.6
Chemicals		350.8	(2.4)		358.8	2.3
Plastics and rubber products		163.8	(5.4)		168.8	3.0
Nonmetallic mineral products		158.9	(2.0)		159.7	0.5
Primary metals		269.8	4.1		247.0	(8.4)
Fabricated metal products		179.5	8.0		174.8	(2.7)
Machinery		219.2	(0.7)		211.5	(3.5)
Computers and electronic products		483.1	(1.2)		475.5	(1.6)
Electrical equipment, appliances and components		213.8	2.4		221.4	3.5
Transportation equipment		1,295.2	7.3		1,333.7	3.0
Furniture and related products		49.2	(12.0)		49.0	(0.4)
Miscellaneous		138.8	(2.0)		157.3	13.3

Total expansion/contraction	Ps.	5,251.7	0.7%	Ps.	5,309.0	1.1%

(1)	Constant pesos with purchasing power as of December 31, 2018. Percent change reflects differential in constant 2018 pesos.
(2)	Preliminary figures.

Source: INEGI.

Electric Power

On September 13, 2024, within the framework of the Mexico-Denmark Energy Partnership Program, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) and the Agencia Danesa de Energía (Danish Energy Agency, or DEA) signed the Work Plan for Technical Cooperation in the Energy Sector for the October 2024 – November 2025 period. The general objective of the plan is to enhance the collaboration between the two entities to design and develop energy generation projects based on renewable technologies that will ultimately improve energy efficiency and reduce energy losses.

On September 17, 2024, CFE conducted its second sustainable bond issuance for U.S.$1.5 billion in two tranches, maturing in January 2030 and January 2035, respectively.

Tourism

On September 1, 2024, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) reported that during the first semester of 2024, foreign direct investment in tourism reached U.S.$1.4 billion, or 4.4% of national foreign direct investment.

On November 11, 2024, SECTUR reported that in the third trimester of 2024, 16.5 million international tourists visited Mexico by air, representing a 2.4% increase compared to the same period in 2023.

On December 8, 2024, SECTUR announced that in the third trimester of 2024, the number of people employed in the tourism sector amounted to 4.9 million, an increase of 2.9% compared to the same trimester in 2023, and represented 9.1% of national employment for the period.

On December 10, 2024, SECTUR reported that from January to October of 2024, foreign exchange income from international visitors amounted U.S.$26.5 billion, representing a 6.8% increase compared to the same period in 2023.

Transportation and Communications

Highways

On September 23, 2024, the SICT reported that 549 highways had been completed during the López Obrador administration, with an extension of 7,682 kilometers and an investment of Ps. 227,464 million, representing almost 1% of GDP.

Seaports

During the first ten months of 2024, cargo transported through Mexican seaports amounted to 227.7 million tons, a 7.5% decrease compared to the same period in 2023.

Aviation

According to preliminary figures from SICT and the Agencia Federal de Aviación Civil (Federal Civil Aviation Agency or AFAC), passengers traveling by air amounted to 98.1 million during the first ten months of 2024. Of these passengers, 50.8 million corresponded to domestic flights and 47.3 million to international flights, a 4.0% decrease in domestic passengers and a 5.7% increase in international passengers compared to the same period in 2023.

Railways

On September 13, 2024, the SICT and the European Union (EU) signed a letter of intent aimed at contributing to the establishment of a long-term public policy for the development of the Sistema Ferroviario Mexicano (Mexican Railway System) with the goal of consolidating it as an efficient and sustainable transport alternative. The letter of intent is part of the Global Gateway Investment Agenda, which aims to facilitate investments for sustainable projects in priority sectors in Mexico, such as sustainable, inclusive, safe and smart transport.

According to preliminary figures from the SICT, Mexico’s rail system transported 101.2 million tons of freight during the first three quarters of 2024, a 2.3% increase compared to the same period in 2023. Rail passenger transport increased by 9.9% from 33.9 million passengers during the three first quarters of 2023 to 37.3 million passengers during the same period in 2024.

On December 15, 2024, President Sheinbaum inaugurated Sections 6 and 7 of the Mayan Train, marking the completion of the 1,554 kilometer circuit.

Wholesale and Retail Trade

On September 24, 2024, the Ministry of Foreign Affairs and the Servicio Postal Mexicano (Mexican Postal Service, or Sepomex) signed a collaboration agreement to promote Mexican products in international markets. The agreement aims to benefit women, artisans, micro, small and medium-sized producers in Mexico by facilitating the dissemination and use of the “CorreosClic” platform, enabling their products to reach the Mexican community abroad.

On September 27, 2024, the Ministry of Economy and the Development Bank of Latin America and the Caribbean (CAF) entered into an agreement to empower Mexican micro, small, and medium enterprises (SMEs) through the re-launch of the digital services platform MIPYMESMX 2.0. The platform’s objective is to promote digitalization and business training, with the aim of increasing the number of businesses opening and operating, the marketing of their products and services, as well as facilitating the internationalization of SMEs.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates - Money Supply and Savings” in the 2023 Form 18-K.

Money Supply

	At September 30,
	2023(1)		2024(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	2,485,749	Ps.	2,836,455
Checking deposits
In domestic currency		2,300,002		2,562,163
In foreign currency		590,560		661,480
Interest-bearing peso deposits		1,440,483		1,480,211
Savings and loan deposits		33,951		91,112

Total M1	Ps.	6,850,744	Ps.	7,631,421

M4	Ps.	17,166,791	Ps.	19,352,477

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the third quarter of 2024 was 4.6%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.1 percentage points lower than the 4.7% consumer inflation for 2023 and 3.2 percentage points lower than the 7.8% consumer inflation for 2022. This trend was the result of Banco de México’s monetary policy actions, the fading effects of global shocks and the reduction of atypical inflationary pressures that had affected energy and agricultural prices.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 3.9% at the end of the third quarter of 2024, lower than core inflation of 5.1% for 2023.

On November 12, 2024, the Government announced the renewal of the Paquete Contra la Inflación y la Carestía (Anti-Inflation and Deficit Package, or PACIC), as part of which the private sector will contribute to stabilizing the prices of basic products, promoting a more balanced outlook between producers and consumers. The PACIC will serve as a permanent platform for constructive dialogue between private companies and the public sector.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Rates of Change in Price Indices

	National Consumer Price Index(1)(4)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2021	7.4	9.3	15.0;(6) 15.0(7)
2022	7.8	5.3	22.0;(6) 22.0(7)
2023	4.7	1.4	20.0;(6) 20.0(7)
2024:
January	4.9	1.2	20.0;(6) 20.0(7)
February	4.4	1.5	—
March	4.4	1.9	—
April	4.7	2.4	—
May	4.7	3.2	—
June	5.0	4.8	—
July	5.6	5.3	—
August	5.0	5.0	—
September	4.6	5.5	—
October	4.8	5.5	—
November	4.6	6.5	—

(1)	Changes in price indices are calculated as the 12-month percentage change. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for July to November, 2024.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January-June	11.1	11.4	7.9	11.3	11.4
July-December	11.1	11.3	8.5	11.5	11.5
2024:
January	11.3	11.3	8.7	11.5	11.7
February	11.1	11.3	8.7	11.5	11.6
March	11.0	11.2	8.8	11.4	11.6
April	11.0	11.1	8.6	11.2	11.4
May	11.0	11.1	8.6	11.2	11.4
June	11.0	11.1	8.6	11.2	11.4
July	10.9	11.1	8.6	11.2	11.4
August	10.8	10.9	8.5	11.1	11.2
September	10.4	10.6	8.5	11.0	11.1
October	10.2	10.5	8.3	10.7	10.9
November	10.1	10.2	8.1	10.6	10.8
December	9.8	9.8	8.1	10.4	10.6

Source: Banco de México.

During the first nine months of 2024, interest rates on 28-day Cetes averaged 10.9%, as compared to 11.1% during the same period of 2023. Interest rates on 91-day Cetes averaged 11.1%, as compared to 11.4% during the same period of 2023.

On January 3, 2025, the 28-day Cetes rate was 10.0% and the 91-day Cetes rate was 10.0%.

On September 26, 2024 and November 14, 2024, Banco de México held its sixth and seventh monetary policy meetings of 2024, respectively, and decreased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 25 basis points on each occasion. As a result, the overnight interbank funding rate stood at 10.25% as of November 30, 2024. These decisions took into account the expected dissipation of the recent inflationary shocks in the near future.

Banco de México decreased the overnight interbank funding rate to 10.0% at its meeting on December 19, 2024. That decision took into account the balance of risks associated with trajectory of projected inflation, which has shown improvements, as reflected by the decrease in core inflation, following the significant shocks caused by the COVID-19 pandemic and the conflict between Russia and Ukraine. Therefore, as of December 31, 2024, the overnight interbank funding rate stood at 10.0%, compared to 11.0% as of March 31, 2024.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023	16.9190	17.7382
2024:
January	17.1633	17.0873
February	17.0633	17.0898
March	16.5323	16.7918
April	17.0958	16.8104
May	17.0177	16.7936
June	18.2478	18.2174
July	18.5970	18.1117
August	19.6535	19.1515
September	19.6440	19.6316
October	20.0378	19.7062
November	20.3212	20.3455
December	20.7862	20.2661

Source: Banco de México.

On January 3, 2025, the peso/U.S. dollar exchange rate closed at Ps. 20.6708 = U.S.$1.00, a 22.2% depreciation in dollar terms as compared to the rate on December 29, 2023. The peso/U.S. dollar buying exchange rate published by Banco de México on January 3, 2025 (which took effect on the second business day thereafter) was Ps. 20.6145 = U.S.$1.00.

Banking System

At the end of September 2024, the total assets of the banking sector were Ps. 14,248.9 billion, which represented a real annual increase of 2.2% as compared to the end of September 2023. At the end of September 2024, the current loan portfolio of the banking sector had a balance of Ps. 7,341.3 billion, a real annual increase of 5.4% as compared to the end of September 2023. Finally, the banking sector’s net result was Ps. 222.7 billion at the end of September 2024, 3.6% higher in real terms as compared to the end of September 2023.

On December 20, 2024, the Consejo de Estabilidad del Sistema Financiero (Financial Stability Board or FSB) updated its balance of risks faced by the Mexican financial system, concluding that the Mexican financial system remains solid and resilient. In addition, the FSB highlighted that uncertainty about the policies of the incoming administration in the United States could have an effect on international and local financial markets, as well as the potential impact of increased geopolitical tensions and trade conflicts at the international level.

Banking Supervision and Support

At the end of September 2024, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.4%, as compared to 19.3% at the end of September 2023 and 18.8% at the end of December 2023. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2023 Form 18-K.

At the end of September 2024, all multiple banking institutions fell under the first early warning category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Valores (CNBV) were required as of that date.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

On October 25, 2024, Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) announced adjustments to the regulatory framework applicable to investments in the Administradoras de Fondos para el Retiro (Afores). The most significant changes include: (i) investment limits in Structured Instruments; (ii) investment limits in Fideicomiso de Inversión de Bienes Raíces (FIBRAs); (iii) investment limits in foreign currency instruments; (iv) limits on the Conditional Value-at-Risk Differential (DCVaR); and (v) the introduction of the definition of emisoras simplificadas (Simplified Issuers).

On November 27, 2024, CONSAR announced a reduction in the level of the commission to be charged by Afores to workers during 2025, which will result in a reduction in the average commission rate for the system from 0.566% in 2024 to 0.547% for 2025. This reduction will result in Ps. 9 billion in additional savings for workers by 2030.

Securities Markets

On January 3, 2025, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 48,957.24 points, representing a 14.7% decrease from the level at December 29, 2023.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On December 19, 2024, a decree was published in the Official Gazette modifying the tariff under the Ley de los Impuestos Generales de Importación y de Exportación (General Import and Export Tax Law) and the Decreto para el Fomento de la Industria Manufacturera, Maquiladora y de Servicios de Exportación (Decree for the Promotion of the Manufacturing, Maquiladora, and Export Services Industry, or IMMEX Decree). The decree aims to protect the Mexican textile industry by temporarily increasing tariffs by 35% on 138 categories of manufactured goods and by 15% on 17 categories of textile goods. Additionally, it expands the list of products that cannot be imported through the Manufacturing, Maquiladora, and Export Services Industry Program (IMMEX).

On December 23, 2024, the final resolution of the administrative anti-dumping investigation procedure on imports of micro-wire for welding originating in the Socialist Republic of Vietnam, regardless of the country of origin was published in the Official Gazette. This resolution seeks to ensure fair competition and protect the interests of national production by enabling the Ministry of Economy to apply a definitive compensatory tariff of 36.23% to imports of microwires from Vietnam. This tariff will be in force for the next five years and may be extended in the future.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Exports and Imports

	First nine months
	2023(1)		2024(1)
	(in millions of U.S. dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	25,006.5	U.S.$	21,480.3
Crude oil		20,596.4		16,263.4
Other		4,410.2		5,216.9
Non-oil products		416,668.0		434,236.7
Agricultural		16,502.2		17,694.6
Mining		7,119.9		7,703.4
Manufactured goods(2)		393,065.9		408,838.7

Total merchandise exports		441,694.5		455,717.1

Merchandise imports (f.o.b.)
Consumer goods		65,224.6		68,059.2
Intermediate goods(2)		343,661.4		352,876.9
Capital goods		42,734.5		45,797.4

Total merchandise imports		451,620.5		466,733.6

Trade balance	U.S.$	(9,926.0)	U.S.$	(11,016.5)

Average price of Mexican oil mix(3)	U.S.$	69.6	U.S.$	72.0

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	First nine months
	2023(1)		2024(1)
	(in millions of U.S. dollars)
Current account(2)	U.S.$	(17,321.8)	U.S.$	(18,468.2)
Credits		547,760.7		567,753.7
Merchandise exports (f.o.b.)		442,123.7		456,219.0
Non-factor services		41,418.7		45,415.6
Transport		6,452.4		7,665.1
Tourism		22,794.4		24,266.8
Insurance and pensions		3,122.8		3,823.3
Financial services		505.1		663.7
Others		8,544.0		8,996.7
Primary income		16,445.0		17,101.6
Secondary income		47,773.2		49,017.4
Debits		565,082.5		586,221.9
Merchandise imports (f.o.b.)		452,089.0		467,265.1
Non-factor services		57,248.5		52,732.0
Transport		21,500.1		18,462.6
Tourism		6,574.0		7,947.9
Insurance and pensions		7,062.3		7,398.7
Financial services		2,853.4		2,309.3
Others		19,258.7		16,613.4
Primary income		54,912.8		65,175.0
Secondary income		832.2		1,049.8
Capital account		(0.4)		(52.3)
Credit		304.7		266.8
Debit		305.1		319.1
Financial account		(16,585.0)		(23,100.2)
Direct investment		(30,334.8)		(31,330.6)
Portfolio investment		10,119.1		648.6
Financial derivatives		3,318.4		2,639.8
Other investment		5,667.0		4,423.9
Reserve assets		7,049.3		11,468.3
International reserves		8,482.6		17,453.7
Valuation adjustment		1,433.3		5,985.4
Errors and omissions		737.3		(4,579.7)

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2024, Mexico’s current account registered a surplus of U.S.$733 million, or 0.2% of GDP, compared to a surplus of U.S.$2.6 billion, or 0.6% of GDP, in the third quarter of 2023. The decrease in the current account balance was mainly due to a decrease in the balance of non-oil goods, which was partially offset by lower deficits in the services and oil goods balances.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2021	202.4	207.7
2022	199.1	201.1
2023	212.8	214.3
2024(4):
January	212.9	223.4
February	213.5	218.6
March	217.2	219.4
April	217.2	221.0
May	218.7	222.7
June	220.0	225.8
July	221.7	225.7
August	224.8	230.7
September	226.8	231.7
October	226.1	229.8
November	228.4	232.1

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

On November 26, 2024, the Mexico-Italy Business and Investment Forum was inaugurated. During the event, the participants highlighted and discussed the most strategic sectors for commercial relations between Italy and Mexico, including industrial parks, automotive, pharmaceutical and biotechnology, sustainable infrastructures and energy transition.

PUBLIC FINANCE

General

As of the end of the third quarter of 2024, public finances remained consistent with the fiscal goals outlined in the 2024 Economic Package. Revenue performance benefited from positive contributions from economic activity and the labor market, and public spending prioritized programs that directly supported household economies and enhanced the economy’s productive capacity through infrastructure development.

Fiscal policy

On November 15, 2024, the Ministry of Finance published the General Criteria for Economic Policy for 2025, according to which, a fiscal consolidation scenario is anticipated, featuring a positive primary balance and a debt level projected at 51.4% of GDP. To achieve this, the Public Sector Financial Requirements (RFSP) will be set at 3.9% of GDP for 2025, which implies a primary surplus of 0.6% of GDP and a balanced budget excluding investments.

The Budget

On December 19, 2024 and 24, 2024, the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2025 (Federal Revenue Law, or the 2025 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2025 (Federal Expenditure Budget for 2025, or the 2025 Expenditure Budget) were published in the Official Gazette, respectively.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Selected Budgetary Expenditures; 2024 Expenditure Budget

(In Billions of Pesos)

	Actual
	2023(1)		First nine months of 2023(1)		First nine months of 2024(1)		2024 Budget(2)
Health	Ps.	105.8	Ps.	81.9	Ps.	43.3	Ps.	97.0
Education		421.3		292.8		327.3		425.8
Housing and community development		21.2		15.8		13.6		12.9
Government debt service		878.2		608.9		718.4		1,023.0
CFE and PEMEX debt service		166.9		149.3		132.7		178.5
PEMEX debt service		103.8		96.2		105.9		143.3
CFE debt service		63.1		53.1		26.8		35.2

(1)	Preliminary figures.
(2)

2024 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2024. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2024 and 2025 Budgets.

Budgetary Results; 2024 and 2025 Budget Assumptions and Targets

	Actual
	2023	First nine months of 2023	First nine months of 2024(1)	2024 Budget(2)	2025 Budget(2)
Real GDP growth (%)(3)	3.3%	3.6%	1.8%	2.5—3.5%	2.0—3.0%
Increase in the national consumer price index (%)(4)	4.7%	4.5%	4.6%	3.8%	3.5%
Average export price of Mexican oil mix (U.S.$/barrel)(5)	70.90	69.62	72.03	56.7	57.8
Average exchange rate (Ps./$1.00)	17.7	17.8	17.7	17.6	18.5
Average rate on 28-day Cetes (%)	11.1%	11.1%	10.9%	9.5%	8.0%
Public sector balance as % of GDP(6)	(3.3)%	(2.1)%	(3.0)%	(4.9)%	(3.2)%
Primary balance as % of GDP(6)	(0.1)%	0.3%	(0.6)%	(1.2)%	0.6%
Current account balance as % of GDP	(0.3)%	(1.3)%	(1.3)%	(0.7)%	(0.4)%

(1)	Preliminary figures.
(2)

2024 and 2025 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2024 and 2025, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 and 2025 economic results.

(3)	Figures represent year-over-year change for the first nine months of 2023 and first nine months of 2024.
(4)	Figures represent the 12-month percentage change in the consumer price index for the last month in the period indicated.
(5)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2024 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2024 Budget.

(6)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2023 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table presents the composition of public sector budgetary revenues for the first nine months of 2023 and 2024 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2024 Budget.

Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2023(2)	First nine months of 2024(2)	2024 Budget(3)
Budgetary revenues	5,195.6	5,624.4	7,329.0
Federal Government	3,848.4	4,070.9	5,481.5
Taxes	3,351.3	3,697.5	4,942.0
Income tax(4)	1,922.8	2,037.7	2,709.7
Value-added tax	953.1	1,038.8	1,330.4
Excise taxes	328.4	449.9	688.1
Import duties	71.3	98.0	102.0
Tax on the exploration and exploitation of hydrocarbons	5.4	5.1	7.8
Export duties	0.0	0.0	0.0
Other	70.4	68.0	104.1
Non-tax revenue	497.1	373.4	539.4
Fees and tolls(5)	109.3	112.6	67.7
Transfers from the Mexican Petroleum Fund for Stabilization and Development	240.2	106.0	277.8
Fines and surcharges	147.6	154.8	193.9
Other	0.0	0.0	0.0
Public enterprises and agencies	1,347.3	1,553.5	1,847.5
PEMEX(6)	546.4	667.2	769.8
Others(7)	800.9	886.2	1,077.7

Note:	Numbers may not total due to rounding.
(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2024 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2024. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 economic results.

(4)	Includes tax and oil Impuesto Sobre la Renta (Income Tax).
(5)	Includes oil and non-tax duties.
(6)	Includes oil revenues, which are classified as non-tax revenues for information consistency purposes.
(7)	Includes CFE, IMSS and ISSSTE.

Source: Ministry of Finance and Public Credit.

Tax revenues totaled Ps. 3.70 trillion, reflecting an annual real increase of 5.3%. However, this amount was Ps. 28.0 billion below the program’s target mainly due to lower collections in the income tax (ISR) category.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

On October 4, 2024, the Ministry of Public Education announced the new “Rita Cetina Gutiérrez” Universal Scholarship, which is expected to benefit 21.4 million students in basic education and will be implemented in 2025.

On November 29, 2024, the Ministry of Public Education and the Ministry of Education of the Republic of China signed an Acuerdo de Cooperación en Materia de Educación Superior (Higher Education Cooperation Agreement) for academic exchanges, best practices, and the development of joint projects. The agreement aims to: (1) establish a mechanism for dialogue and cooperation to promote the training of talent; (2) share practices in developing teacher training programs; (3) encourage mobility and exchange of students and researchers, particularly in areas related to science, technology and innovation; and (4) cooperate in academic projects and events.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30, 2023(2)	At September 30, 2024(2)
Historical Balance of Public Sector Borrowing Requirements	45.4%	49.3%

(1)

The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements” in the 2023 Form 18-K.

(2)	Preliminary figures.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2023 Form 18-K.

Internal Debt

On October 31, 2024, the Ministry of Finance and Public Credit refinanced Ps. 20.4 billion of debt due in 2025 and Ps. 27.1 billion of debt due in 2026 in the local market.

On November 21, 2024, the Ministry of Finance and Public Credit carried out a refinancing transaction in the amount of Ps. 152.4 billion in the local market consisting of CETES, BONDES F, M bonos and Udibonos, of which Ps. 43.3 billion, Ps. 80.4 billion and Ps. 28.8 billion had maturity dates in 2024, 2025 and 2026, respectively. The refinancing transaction involved the issuance of new longer-dated instruments with maturities between 2026 and 2043.

On December 5, 2024, the Ministry of Finance and Public Credit carried out a refinancing transaction in the amount of Ps. 123.5 billion in the local market consisting of CETES, BONDES F, M bonos and Udibonos, of which Ps. 36.5 billion, Ps. 57.5 billion, and Ps. 29.4 billion had maturity dates in 2025, 2026 and 2031 and 2033, respectively. The refinancing transaction involved the issuance of longer-term instruments with maturities between 2026 and 2035.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Gross and Net Internal Debt of the Public Sector

	At September 30, 2023(1)		At September 30, 2024(1)
	(in billions of pesos)
Gross Debt	Ps.	11,403.3	Ps.	13,330.7
By Term
Long-term		10,785.0		12,532.0
Short-term		618.3		798.7
By User
Federal Government		10,685.4		12,595.0
Public Companies (PEMEX and CFE)		368.9		326.6
Development Banks		349.0		409.1
Financial Assets		560.5		760.6
Total Net Debt	Ps.	10,842.8	Ps.	12,570.1
Gross Internal Debt/GDP		36.3%		39.9%
Net Internal Debt/GDP(2)		34.6%		37.6%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt” in the 2023 Form 18-K.

Internal Government Debt

As of January 3, 2025, there was no debt of any state or municipality guaranteed by the Government outstanding.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Gross and Net Internal Debt of the Government(1)

	At September 30, 2023			At September 30, 2024(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	10,204.0	95.5%	Ps.	12,108.8	96.1%
Cetes		1,072.4	10.0		1,764.2	14.0
Floating Rate Bonds(5)		1,814.8	17.0		2,190.5	17.4
Inflation-Linked Bonds		3,067.1	28.7		3,583.8	28.5
Fixed Rate Bonds		4,240.1	39.7		4,560.3	36.2
STRIPS of Udibonos		9.5	0.1		9.9	0.1
Other(3)		481.4	4.5		486.2	3.9

Total Gross Debt	Ps.	10,685.4	100.0%	Ps.	12,595.0	100.0%

Net Debt

Financial Assets(4)		411.5			437.2

Total Net Debt	Ps.	10,273.9		Ps.	12,157.8

Gross Internal Debt/GDP		34.06%			37.65%
Net Internal Debt/GDP		32.75%			36.35%

Note:	Numbers may not total due to rounding.
(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 108.5 billion at September 30, 2023 and Ps. 98.9 billion at September 30, 2024 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

On November 14, 2024, Moody’s affirmed Mexico’s long-term foreign currency debt rating of Baa2, changing the outlook from stable to negative.

On November 25, 2024, HR Ratings affirmed Mexico’s long-term foreign currency debt rating of BBB+, changing the outlook from stable to negative.

External Public Sector Debt

According to preliminary figures, as of September 30, 2024, outstanding gross external public sector debt totaled U.S.$224.7 billion, an approximate U.S.$9.6 billion increase from the U.S.$215.3 billion outstanding on December 31, 2023. Of this amount, U.S.$218.0 billion represented long-term debt and U.S.$6.8 billion represented short-term debt. Net external indebtedness increased by U.S.$6.7 billion during the first nine months of 2024.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Summary of External Public Sector Debt by Type(1)(2)

	At September 30, 2023(3)		At September 30, 2024(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	117,834.8	U.S.$	128,907.8
Long-Term Debt of Budget Controlled Agencies		84,348.9		83,991.7
Other Long-Term Public Debt(4)		5,286.4		5,081.3

Total Long-Term Debt	U.S.$	207,470.1	U.S.$	217,980.8

Total Short-Term Debt		7,780.1		6,767.7

Total Long- and Short-Term Debt	U.S.$	215,250.2	U.S.$	224,748.5

Summary of External Public Sector Debt by Currency(1)

	At September 30, 2023(3)			At September 30, 2024(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	164,746.3	76.5%	U.S.$	168,884.1	75.1%
Japanese Yen		6,079.6	2.8		7,123.6	3.2
Swiss Francs		2,461.2	1.1		3,077.4	1.4
Pounds Sterling		2,351.2	1.1		1,944.6	0.9
Euros		28,290.5	13.1		30,375.7	13.5
Others		11,321.0	5.3		13,343.5	5.9

Total	U.S.$	215,249.7	100.0%	U.S.$	224,748.9	100.0%

Net External Debt of the Public Sector(1)

	At September 30, 2023(3)		At September 30, 2024(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	212,589.8	U.S.$	219,817.5
Gross External Debt/GDP		11.9%		13.0%
Net External Debt/GDP		11.8%		12.7%

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2024) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Gross External Debt of the Government by Currency

	At September 30, 2023			At September 30, 2024(2)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	78,581.6	66.7%	U.S.$	82,687.5	64.1%
Japanese Yen		5,094.7	4.3		6,305.8	4.9
Swiss Francs		2,062.1	1.7		3,077.4	2.4
Pounds Sterling		1,802.0	1.5		1,341.1	1.0
Euros		19,972.9	16.9		22,976.7	17.8
Others		10,322.0	8.8		12,519.4	9.7

Total	U.S.$	117,835.3	100.0	U.S.$	128,907.9	100.0

Net External Debt of the Government

	At September 30, 2023			At September 30, 2024(2)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	116,207.8		U.S.$	125,755.2
Gross External Debt/GDP		6.5	%(2)		7.5	%(2)
Net External Debt/GDP		6.4	%(2)		7.3	%(2)

Net Debt of the Government

	At September 30, 2023	At September 30, 2024(2)
Internal Debt	83.3%	83.1%
External Debt(1)	16.7%	16.9%

Note:	Numbers may not total due to rounding.
(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2023 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

IMF Credit Line

On October 30, 2024, the IMF Executive Board concluded its mid-term review under the Flexible Credit Line Arrangement with Mexico, confirming that Mexico continues to meet all the eligibility criteria necessary to access the resources available through this instrument.

PLAN OF DISTRIBUTION

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of each series of notes listed opposite their names below. The terms agreement, dated as of January 6, 2025, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2030 notes		Principal Amount of the 2037 notes		Principal Amount of the 2055 notes
BofA Securities, Inc.	U.S.$	400,000,000	U.S.$	800,000,000	U.S.$	500,000,000
Goldman Sachs & Co. LLC	U.S.$	400,000,000	U.S.$	800,000,000	U.S.$	500,000,000
J.P. Morgan Securities LLC	U.S.$	400,000,000	U.S.$	800,000,000	U.S.$	500,000,000
Scotia Capital (USA) Inc.	U.S.$	400,000,000	U.S.$	800,000,000	U.S.$	500,000,000
SMBC Nikko Securities America, Inc.	U.S.$	400,000,000	U.S.$	800,000,000	U.S.$	500,000,000

Total	U.S.$	2,000,000,000	U.S.$	4,000,000,000	U.S.$	2,500,000,000

BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the respective public offering price set forth for the 2030 notes, the 2037 notes and the 2055 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering price and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates. Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the corresponding prospectus dated September 27, 2024 issued by Mexico.

It is expected that delivery of the notes will be made against payment therefor on the fifth business day following the date hereof (such settlement cycle being referred to herein as “T+5”). Trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to one business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to one business day before delivery should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$8,448,390,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$330,000.

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the corresponding prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the corresponding prospectus and the offer or sale of notes in Austria, Belgium, Brazil, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

Austria

The information in the offer materials does not constitute a public offering (öffentliches Angebot) to investors in Austria and must not be used in conjunction with a public offering pursuant to Austrian Capital Market Act (Kapitalmarktgesetz) in Austria or, if considered a public offering (öffentliches Angebot), is exclusively made on the basis of exemptions from the obligation to publish an approved prospectus in line with the Austrian Capital Market Act (Kapitalmarktgesetz). No prospectus pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) has been or will be approved (gebilligt) by or notified (notifiziert) to the Austrian Financial Market Authority (Finanzmarktaufsicht) and no such prospectus has been or will be published in Austria in any way which would constitute a public offering under Austrian law (whether presently or in the future), nor has been or will such prospectus be deposited with the filing office (Meldestelle) of Oesterreichische Kontrollbank AG.

The information in the offer materials (e.g., prospectus supplement and prospectus) is being made available in Austria for the sole purpose of providing information about the securities described herein solely to individually qualified investors in Austria. The information contained in the offer materials is being made available on the condition that it is solely for the use of the recipient as a potential and individually qualified investor and may not be passed on to any other person or reproduced in whole or in part.

Consequently, the securities are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the securities. A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

Belgium

In Belgium, this offer is not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 2, e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC. (Règlement (UE) 2017/1129 du 14 juin 2017 du Parlement européen et du Conseil concernant le prospectus à publier en cas d’offre au public de valeurs mobilières ou en vue de l’admission de valeurs mobilières à la négociation sur un marché réglementé, et abrogeant la directive 2003/71/CE/Verordening (EU) 2017/1129 van het Europees Parlement en de Raad van 14 juni 2017 betreffende het prospectus dat moet worden gepubliceerd wanneer effecten aan het publiek worden aangeboden of tot de handel op een gereglementeerde markt worden toegelaten en tot intrekking van Richtlijn 2003/71/EG) (“The Regulation”), as amended or replaced from time to time, and that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Qualified Belgian Investors). As a result, and further to Article 1, 4, a of The Regulation this offer does not constitute a public offer pursuant to Article 3, 1 of The Regulation, as amended or replaced from time to time. Consequently, the offer has not been and will not be notified to, and the prospectus supplement and the corresponding prospectus and any other offering material relating to the offer has not been, and will not be, submitted to nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering of securities. The offer as well as any other materials relating to the offer may not be advertised, and this prospectus supplement and the corresponding prospectus or any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than Qualified Belgian Investors, acting on their own account, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

Brazil

The offer and sale of the notes have not been and will not be registered with the Brazilian Securities Commission (comissão de valores mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The notes will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the notes through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. the trading of these securities on regulated securities markets in Brazil is prohibited.

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the corresponding prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (January 6, 2025). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Colombia

The notes may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. This document does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

Prohibition of Sales to EEA Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in relation thereto to any retail investor in the EEA. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

France

The notes may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this prospectus supplement and the related prospectus, which have not been submitted to the clearance procedure of the French Autorité des Marchés Financiers (“AMF”), nor to a competent authority of another Member State of the European Economic Area that would have notified its approval to the AMF in accordance with the passport procedure provided under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”) EU Prospectus Directive 2003/71/EC as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the notes may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France.

Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) fewer than 150 natural or legal persons (other than qualified investors) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1, and D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the notes purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Germany

This document does not constitute a prospectus compliant with the Regulation (EU) 2017/1129 of the European Parliament and the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”). No prospectus (Prospekt) within the meaning of the Prospectus Regulation and the German Securities Prospectus Act (Wertpapierprospektgesetz) or any other applicable laws in Germany has been or will be published in Germany, nor has this document been filed with, approved by or notified to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany.

This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This prospectus supplement and the corresponding prospectus are strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of C(WUMP)O, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

The contents of this prospectus supplement and the corresponding prospectus have not been reviewed by any regulatory authority in Hong Kong. Each intermediary or purchaser of the notes is advised to exercise caution in relation to any offer of the notes and, if in any doubt about any of the contents of this prospectus supplement and the corresponding prospectus, should obtain independent professional advice.

The notes are not the equivalent to time deposits and are not protected deposits under the Deposit Protection Scheme in Hong Kong.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus supplement and the corresponding prospectus nor any other document relating to any notes be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the notes or the relevant offering.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each underwriter and agent will represent and agree that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council on prospectuses to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”) and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Mexico

The notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the CNBV, and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors in Mexico that qualify as institutional and accredited investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement and the corresponding prospectus is accurate or complete. Mexico has prepared this prospectus supplement and the corresponding prospectus and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Netherlands

The notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Peru

The notes and the information contained in this prospectus supplement and the corresponding prospectus have not been and will not be registered with or approved by the SMV, SBS, as defined under Peruvian law, or the Lima Stock Exchange. Accordingly, the notes cannot be offered or sold in Peru, except if such offering is a private offering under the securities laws and regulations of Peru. The Peruvian Securities Market Law establishes that any offering may qualify as a private offering if it is directed exclusively to institutional investors.

Singapore

This prospectus supplement and the corresponding prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the corresponding prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term or provision as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notification under Section 309B of the Securities and Futures Act 2001 of Singapore: The notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Spain

The notes may not be offered, sold or distributed, nor may any subsequent resale of the notes be carried out in Spain except in circumstances which do not require the registration of a prospectus in Spain or without complying with all legal and regulatory requirements under the (i) Spanish Securities Markets Act, Law 6/2023 on the Securities Markets and Investment Services, dated March 17 (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión), the (ii) EU Prospectus Regulation 2017/1129, dated June 14, of the European Parliament and of the Council, and (iii) supplemental rules enacted thereunder.

The notes may only be offered in Spain by entities authorized under the Spanish Securities Markets Act and Royal Decree 813/2023, of November 8, on the legal regime applicable to investment services companies and other entities that provide investment services (Real Decreto 813/2023, de 8 de noviembre, sobre el régimen jurídico de las empresas de servicios de inversión y de las demás entidades que prestan servicios de inversión) to provide investment services in Spain and in accordance with the provisions thereunder.

Offers of notes in Spain shall only be directed specifically at, or made to, professional clients and eligible counterparties, as defined in articles 194 and 196 of the Spanish Securities Market Act, respectively.

None of the notes, this offering or this prospectus supplement and its contents have been approved or registered with the Spanish Securities Commission (Comisión Nacional del Mercado de Valores).

Switzerland

The offer of the notes is made in Switzerland on the basis of a private placement, not as a public offering. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this prospectus supplement, the corresponding prospectus nor any other offering or marketing material relating to the offer of the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each underwriter has, severally and not jointly, represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

Prohibition of Sales to UK Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in relation thereto to any retail investor in the UK. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(b)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR.

Uruguay

The sale of any series of notes issued hereby qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances that do not constitute a public offering or distribution under Uruguayan laws and regulations. The sale of any series of notes hereunder is not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México, México, 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT

AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

1 Columbus Circle, Floor 4S

New York, New York 10019

LUXEMBOURG LISTING AGENT Banque Internationale à Luxembourg S.A. 69 route d’Esch L - 2953 Luxembourg Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México, México, 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller y Nicolau, S.C. Av. Pedregal No. 24 Piso 10 Col. Molino del Rey Ciudad de México, México, 11040